SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

A free translation from Portuguese into English of Quarterly
Financial Information prepared in Brazilian currency and in	Corporate Legislation
accordance with the accounting practices adopted in Brazil.	September 30, 2005

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - National Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21
4 - State Registration Number – NIRE 53 3 0000572 9

01.02 - HEAD OFFICE

1 - ADDRESS Av. das Américas, 3434, Bloco 1, 7º andar – Parte			2 - SUBURB OR DISTRICT Barra da Tijuca
3 - POSTAL CODE 22640-102	4 - MUNICIPALITY Rio de Janeiro		5 - STATE RJ
6 - AREA CODE 21	7 - TELEPHONE 4009-3742	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -
11 - AREA CODE 21	12 - FAX 4009-3990	13 - FAX -	14 - FAX -	-
15 - E-MAIL jserafim@timbrasil.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1- NAME Paulo Roberto Cruz Cozza
2 - ADDRESS Av. das Américas, 3434, Bloco 1, 7º andar – Parte			3 - SUBURB OR DISTRICT Barra da Tijuca
4 - ZIP CODE 22640-102	5 - MUNICIPALITY Rio de Janeiro		6 - STATE RJ
7 - AREA CODE 21	8 - TELEPHONE 4009-3742	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX -
12 - AREA CODE 21	13 - FAX 4009-3990	14 - FAX -	15 - FAX -	-
15 - E-MAIL jserafim@timbrasil.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2005	12.31.2005	3	07.01.2005	09.30.2005	2	04.01.2005	06.30.2005
09 - INDEPENDENT ACCOUNTANT Ernst & Young Auditores Independentes S.S.					10 - CVM CODE 00471-5
11. PARTNER RESPONSIBLE Mauro Moreira					12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 510.931.467-53

A free translation from Portuguese into English of Quarterly
Financial Information prepared in Brazilian currency and in	Corporate Legislation
accordance with the accounting practices adopted in Brazil.	September 30, 2005

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - Federal Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21

01.05 - CAPITAL COMPOSITION

Number of Shares (Thousands)	Current quarter 09.30.2005	Prior quarter 06.30.2005	Same quarter in prior year 09.30.2004
Paid-up capital
1 - Common	299,610,631	299,610,785	264,793,444
2 - Preferred	579,965,856	579,966,010	437,711,795
3 - Total	879,576,487	879,576,795	702,505,239
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 - SITUATION Operational
3 - NATURE OF OWNERSHIP Local Private
4 - ACTIVITY CODE 113 – Telecommunication
5 - MAIN ACTIVITY Cellular Telecommunication Services
6 - TYPE OF CONSOLIDATION Full
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANT Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08 - DIVIDENDS AND OR INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 - AMOUNT	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

A free translation from Portuguese into English of Quarterly
Financial Information prepared in Brazilian currency and in	Corporate Legislation
accordance with the accounting practices adopted in Brazil.	September 30, 2005

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - Federal Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - TOTAL CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN THOUSANDS)	8 -SHARE PRICE ON ISSUED DATE (IN REAIS)
01	03.09.2005	1,000,046	115,542	According to article 40 of By-law	0	0,0000000000
02	03.09.2005	1,055,000	54,954	Capital reserve	16.165.148	0,0033995400
03	04.26.2005	1,057,006	2,006	Stock option Plan	595.198	0,0033700000
04	05.30.2005	1,472,075	415,069	Companies merger	160.311.357	0,0030000000

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 - SIGNATURE

A free translation from Portuguese into English of Quarterly
Financial Information prepared in Brazilian currency and in	Corporate Legislation
accordance with the accounting practices adopted in Brazil.	September 30, 2005

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - Federal Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21

02.01 - BALANCE SHEET - ASSETS (HOLDING) (IN THOUSANDS OF REAIS)

Code	Heading	09/30/05	06/30/05
1	Total assets	2,744,327	2,632,649
1.01	Current assets	19,247	21,535
1.01.01	Cash and cash equivalents	10,823	15,898
1.01.02	Accounts receivable	-	-
1.01.03	Inventories	-	-
1.01.04	Other	8,424	5,637
1.01.04.01	Taxes and contributions recoverable	3,130	3,086
1.01.04.02	Deferred income and social contribution taxes	4,925	2,239
1.01.04.03	Dividends and interest on shareholders' equity	-	-
1.01.04.04	Other current assets	369	312
1.02	Noncurrent assets	8,695	8,648
1.02.01	Sundry receivables	8,295	8,283
1.02.01.01	Deferred income and social contribution taxes	6,000	6,000
1.02.01.02	Taxes and contributions recoverable	2,295	2,283
1.02.02	Related parties	2	-
1.02.02.01	Affiliates	-	-
1.02.02.02	Subsidiaries	-	-
1.02.02.03	Other related parties	2	-
1.02.03	Other	398	365
1.02.03.01	Judicial deposits	398	365
1.03	Permanent assets	2,716,385	2,602,466
1.03.01	Investments	2,716,385	2,602,466
1.03.01.01	In affiliates	-	-
1.03.01.02	In subsidiaries	2,707,700	2,593,386
1.03.01.03	Other investments	8,685	9,080
1.03.02	Property, plant and equipment	-	-
1.03.03	Deferred charges	-	-

A free translation from Portuguese into English of Quarterly
Financial Information prepared in Brazilian currency and in	Corporate Legislation
accordance with the accounting practices adopted in Brazil.	September 30, 2005

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - Federal Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21

02.02 - BALANCE SHEET - LIABILITIES (HOLDING) (IN THOUSANDS OF REAIS)

Code	Heading	09/30/2005	06/30/2005
2	Total liabilities and shareholders' equity	2,744,327	2,632,649
2.01	Current liabilities	11,837	15,275
2.01.01	Loans and financing	-	-
2.01.02	Debentures	-	-
2.01.03	Suppliers	744	2,713
2.01.04	Taxes, charges and contributions	-	620
2.01.05	Dividends payable	9,230	11,224
2.01.06	Provisions	-	-
2.01.07	Related parties	102	-
2.01.08	Other	1,761	718
2.01.08.01	Labor liabilities	1,761	718
2.02	Noncurrent liabilities	6,749	6,716
2.02.01	Loans and financing	-	-
2.02.02	Debentures	-	-
2.02.03	Provisions	6,749	6,716
2.02.03.01	Supplementary pension plan	3,697	3,697
2.02.03.02	Provision for contingencies	3,052	3,019
2.02.04	Related parties	-	-
2.02.05	Other	-	-
2.03	Deferred income	-	-
2.05	Shareholders' equity	2,725,741	2,610,658
2.05.01	Capital	1,472,075	1,472,075
2.05.02	Capital reserves	192,081	185,680
2.05.03	Revaluation reserves	-	-
2.05.03.01	Own assets	-	-
2.05.03.02	Subsidiaries/affiliates	-	-
2.05.04	Income reserves	779,827	779,827
2.05.04.01	Legal reserve	77,017	77,017
2.05.04.02	Statutory reserve	-	-
2.05.04.03	Provision for contingencies	-	-
2.05.04.04	Unearned income reserve	18,838	18,838
2.05.04.05	Retained earnings	-	-
2.05.04.06	Special reserve for undistributed dividends	-	-
2.05.04.07	Other income reserves	683,972	683,972
2.05.05	Retained earnings	281,758	173,076

A free translation from Portuguese into English of Quarterly
Financial Information prepared in Brazilian currency and in	Corporate Legislation
accordance with the accounting practices adopted in Brazil.	September 30, 2005

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - Federal Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21

03.01 - STATEMENT OF INCOME (HOLDING) (IN THOUSANDS OF REAIS)

Code	Heading	From 07/01/2005 to 09/30/2005	From 01/01/2005 to 09/30/2005	From 07/01/2004 to 09/30/2004	From 01/01/2004 to 09/30/2004
3.01	Gross revenues	-	-	-	-
3.02	Deductions from gross revenues	-	-	-	-
3.03	Net revenues	-	-	-	-
3.04	Cost of goods sold and services rendered	-	-	-	-
3.05	Gross profit	-	-	-	-
3.06	Operating income (expenses)	112,385	278,206	153,351	204,525
3.06.01	Selling	-	-	-	-
3.06.02	General and administrative	(3,366)	(11,063)	(17,797)	(18,160)
3.06.03	Financial income (expenses)	167	217	(784)	(598)
3.06.03.01	Financial income	658	2,143	992	1,676
3.06.03.02	Financial expenses	(491)	(1,926)	(1,776)	(2,274)
3.06.04	Other operating income	1,998	2,365	53	1,019
3.06.05	Other operating expenses	(728)	(3,158)	(2,618)	(5,225)
3.06.06	Equity pickup	114,314	289,845	174,497	227,489
3.07	Operating income	112,385	278,206	153,351	204,525
3.08	Nonoperating result	(6,401)	-	(4,109)	(5,165)
3.08.01	Income	(6,401)	-	132	132
3.08.02	Expenses	-	-	(4,241)	(5,297)
3.09	Income before taxation and participations	105,984	278,206	149,242	199,360
3.10	Provision for income and social contribution taxes	-	-	4,294	4,346
3.11	Deferred income tax	2,698	3,552	(2,913)	(2,618)
3.12	Participations/statutory contributions	-	-	-	-
3.12.01	Participations	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest on shareholders' equity	-	-	-	-
3.15	Net income for the period	108,682	281,758	150,623	201,088
	Number of Shares (thousand)	879,576,487	879,576,487	702,505,239	702,505,239
	Earnings per Share	0.00012	0.00032	0.00021	0.00029

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

TIM Participações S.A
Notes to Quarterly Review Information
(In Thousands of Reais. except when otherwise stated)

1 Operations

TIM Participações S.A. (former Tele Celular Sul Participações S.A.) is a Public Company directly controlled by TIM Brasil Serviços e Participações S.A. which has an interest of 50.33% of the voting capital and 19.88% of the total capital.

The Company has the controlling ownership of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. (former Telpe Celular S.A.). TIM Sul S.A. provides mobile telephony services in the states of Paraná (except for the cities of Londrina and Tamarana), Santa Catarina and in the cities of Pelotas, Capão do Leão, Morro Redondo and Turuçu, in the state of Rio Grande do Sul. TIM Nordeste Telecomunicações S.A. provides mobile telephony services in the states of Alagoas, Ceará, Piauí, Rio Grande do Norte, Paraíba and Pernambuco.

2 Corporate Reorganization

a. Corporate Merger

On June 1, 2004, Tele Celular Sul Participações S.A. and Tele Nordeste Celular Participações S.A., subsidiaries of TIM Brasil Serviços e Participações S.A., released significant information stating that their Boards of Directors authorized the Protocol and Justification of Merger, which proposed the merger of Tele Nordeste Celular Participações S.A. by Tele Celular Sul Participações S.A.

On August 30, 2004, with ANATEL approval, the Shareholders’ General Meeting of Tele Celular Sul Participações S.A. approved the proposal of the Board of Directors for the merger of net assets of Tele Nordeste Celular Participações S.A. at book value. In such meeting Tele Celular Sul Participações S.A. was renamed TIM Participações S.A.

Net assets were included in the merging company’s equity through the transfer of credit and debit balances on a line by line basis. Accordingly, the merging company’s results include the revenues and expenses of the merged company until the base date of the merger (June 30, 2004).

Page: 1

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

b. Merger of Shares - TIM Sul S.A and TIM Nordeste Telecomunicações S.A

On April 26, 2005, TIM Participações S.A. released significant information that its Board of Directors authorized the signing of a Protocol and Justification for Upstream Merger whereby it proposed incorporation of all the shares of capital stock of both TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. by TIM Participações S.A.

On May 30, 2005, the Extraordinary Shareholders’ Meetings of TIM Sul S.A., TIM Nordeste Telecomunicações S.A. and TIM Participações S.A, approved the incorporation of the entirety of the shares of the capital stock of both TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. by TIM Participações S.A, converting the two companies into wholly-owned subsidiaries of TIM Participações S.A.

This operation was carried out in order to concentrate the liquidity of the shares of the three companies into the shares one company, TIM Participações S.A. and the decrease of the expenses associated with controls and maintenance of a plurality of stockholders in separate entities.

The right of withdrawal of the shareholders with common shares of the capital stock of TIM Participações S.A., as well as minority stockholders of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A., ended effective July 1, 2005. The amount disbursed by the Company was R$ 0.8, represented by 153,861 common shares and 154,407 preferred shares.

3 Presentation of the Quarterly Information

a. Basis of Presentation

The parent company and consolidated quarterly information were prepared in accordance with the accounting practices adopted in Brazil and the rules applicable to concessionaires of public telecommunications services.

TIM Participações S.A. is a publicly-traded company, with American Depositary Receipts being traded on the New York stock exchange – USA. Based on that, the Company is subject to the rules of the Securities and Exchange Commission (SEC) and, aiming to meet market needs, the Company adopts the procedure to disclose information simultaneously to both markets in Brazilian reais, in Portuguese and English.

Page: 2

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

3 Presentation of the Quarterly Information (Continued)

b. Consolidated Quarterly Information

The consolidated quarterly information includes assets, liabilities and the result of operations of the Company and its subsidiaries, as follows:

	% Ownership

	09/30/2005	06/30/2005

TIM Sul S.A	100.00	100.00
TIM Nordeste Telecomunicações S.A	100.00	100.00

The main consolidation procedures are as follows:

I. Elimination of asset and liability accounts among the consolidated companies;
II. Elimination of participation in capital, reserves and retained earnings of the subsidiaries;
III. Elimination of revenues and expenses generated by transactions among the consolidated companies;
IV. Separate disclosure of the minority interest participation in the consolidated quarterly information, when applicable.

Reconciliation of the results of operations is as follows:

	09/30//2005	09/30//2004

Parent Company	281,758	201,088
ADENE tax incentive directly recorded in shareholders' equity of the
subsidiary TIM Nordeste Telecomunicações S.A.	(25,576)	(18,525)
Tax incentive directly recorded in shareholders' equity of the
subsidiary TIM Nordeste Telecomunicações S.A.	(2,016)	-

Consolidated	254,166	182,563

Page: 3

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

3 Presentation of the Quarterly Information (Continued)

c. Comparability of the Quarterly Information

To allow better comparison with the quarterly information for the current period, certain reclassifications were made in the statement of income for the quarter and period ended September 30, 2004. However, the amount of said reclassifications is not material in relation to the quarterly information, as such, are not being disclosed.

4 Summary of Accounting Practices

a. Cash and cash equivalents

Represents cash and bank balances and short-term investments, recorded at cost, plus interest incurred up to the date of the quarterly information.

b. Accounts receivable

Accounts receivable from subscribers are calculated at the tariff rate on the date the services were rendered. Accounts receivable also include services provided to customers up to the date of the quarterly information but unbilled, receivables from network use and receivables from sales of handsets and accessories.

c. Allowance for doubtful accounts

The allowance for doubtful accounts is recorded based on the customer base profile, the aging of past due accounts, the economic scenario and the risks involved in each case. The allowance amount is considered sufficient to cover possible losses on the receivables.

d. Inventories

These refer to cellular handsets and accessories, which are stated at average acquisition cost. A provision to adjust the slow-moving and obsolete items balance to the related realization value was set up.

Page: 4

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

4 Summary of Accounting Practices (Continued)

e. Investments

Investments in subsidiaries are carried under the equity method based on the subsidiaries’ equity at the balance sheet date and consistent with the accounting practices adopted by the Company.

Other investments are stated at acquisition cost, reduced to their realization value, when applicable.

f. Property, plant and equipment

Property, plant and equipment is stated at acquisition and/or construction cost, less accumulated depreciation calculated based on the straight-line method at rates that take into consideration the estimated useful lives of the assets. Repair and maintenance costs which extend the useful lives of the related assets are capitalized, while other routine costs are charged to the result of operations.

Interest computed on debts that finance the construction of property, plant and equipment, is capitalized until the related assets become operational.

Noncurrent assets, mainly property, plant and equipment, are periodically reviewed for possible impairment.

The useful lives of all property, plant and equipment items are regularly reviewed to reflect any technological changes.

g. Income tax and social contribution

Income tax is calculated based on the taxable income for the period, as determined by current legislation. Social contribution is calculated based on prevailing tax rates, considering pretax income.

Page: 5

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

4 Summary of Accounting Practices (Continued)

g. Income tax and social contribution (Continued)

The subsidiary TIM Nordeste Telecomunicações S.A., through Certificates (“Laudos Constitutivos”) No. 0144/2003 and No. 0232/2003, issued on March 31, 2003 by the Agency for Development of the Northeast Region of Brazil - ADENE, became eligible to the following tax incentives: (i) 75% reduction in income tax and non-refundable surtaxes, for 10 (ten) years, from 2002 to 2011, calculated on profit from tax incentive activities ("lucro da exploração") resulting from implementation of their installed capacity to render digital mobile telephony services; and (ii) reduction by 37.5%, 25% and 12.5% in income tax and refundable surtaxes, for fiscal years 2003, 2004 to 2008 and 2009 to 2013, respectively, calculated on profit from tax incentive activities resulting from the installed capacity for rendering analogical mobile telephony services.

Taxes are calculated and recorded based on the rates in force at the balance sheet date, and in accordance with the accrual method of accounting. The effect of the aforementioned tax benefit is recorded as a reduction in the income tax payable against the constitution of a Capital Reserve – Fiscal Incentive, under shareholders’ equity of the subsidiary TIM Nordeste Telecomunicações S.A.

Deferred taxes related to temporary differences and tax losses are recorded as current and noncurrent assets, based on the expected realization thereof, which is reviewed every year.

h. Loans and financing

Loans and financing include accrued interest to the balance sheet date. The Company’s subsidiaries are party to certain derivative instruments related to their US dollar denominated liabilities with the objective of hedging them against risks associated with unexpected real/US dollar exchange rates. Additionally, the Company’s subsidiaries have hedge contracts to cover changes in market interest rates. Gains and losses from such operations are recognized in the income statement under the accrual method, based on the rates established in the contracts.

Page: 6

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

4 Summary of Accounting Practices (Continued)

i. Provision for contingencies

The provision for contingencies is recorded based on estimates which take into consideration the opinion of the Company’s management and of its legal advisers, and is updated based on the probable losses at the end of the claims.

j. Revenue recognition

Service revenues are recognized as the services are provided. Billings are monthly recorded. Unbilled revenues from the billing date to the month end are measured and recognized during the month in which the service was provided. Revenues from pre-paid telecommunication services are recognized on the accrual basis in the period in which they are utilized. Revenues from the sale of handsets and accessories are recognized as the products are delivered to end consumers or distributors.

k. Financial income (expenses)

It represents interest and exchange and monetary variations related to short-term investments, hedge contracts, loans and financing received and granted.

l. Pension plan

The Company and its subsidiaries record the adjustments related to the obligations of the employees’ pension plan according to the rules established by NPC 26 of IBRACON, approved by Deliberation 371 of CVM.

m. Minority interests

Minority interests correspond to the interest of the minority shareholders in the subsidiaries. On May 30, 2005 the subsidiaries were converted into wholly-owned subsidiaries of TIM Participações S.A.

Page: 7

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

4 Summary of Accounting Practices (Continued)

n. Use of estimates

The preparation of quarterly information in conformity with the accounting practices adopted in Brazil requires management to make estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date. as well as the estimation of revenues and expenses for the year. The actual results may differ from those estimates.

o. Foreign currency transactions

Transactions in foreign currency are recorded at the exchange rate prevailing at the transaction date. Foreign currency denominated assets and liabilities are translated into reais using the exchange rate at the balance sheet date, which is reported by the Central Bank of Brazil. Exchange gains and losses are recognized in the statement of income as they occur.

p. Employee profit sharing

The Company and its subsidiaries record a provision for employee profit sharing, based on the targets disclosed to its employees and approved by the Board of Directors. The related amounts are recorded as personnel expenses and allocated to profit and loss accounts considering each employee’s cost center.

q. Interest on shareholders’ equity

Interest on shareholders’ equity paid and/or payable are recorded against financial expenses, which, for financial reporting the purposes, are reclassified and disclosed as appropriation of net income for the year in the statement of shareholders’ equity. Interest on shareholders’ equity received and/or receivable are recorded against financial income, which are reclassified and disclosed as equity pick up. For presentation purposes, the income statements impacts are eliminated, being presented a decrease to investments.

Page: 8

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

5 Cash and cash equivalents

	Parent Company

	09/30/2005	06/30/2005

Cash and banks	29	55
Short-term investments	10,794	15,843

	10,823	15,898

	Consolidated

	09/30/2005	06/30/2005

Cash and banks	45,499	12,795
Short-term investments	836,174	725,740

	881,673	738,535

The balance of short-term investments recorded by the Parent Company is backed by government securities (LFTs and NTN’s). In addition to government securities, the short-term investments recorded by the subsidiaries also comprise Bank Deposit Certificates (CDB) issued by first tier banks, subject to 101.3% of Interbank Deposit Certificates – CDI.

These investments can be redeemed at any time, with no impact on recorded yield.

6 Accounts Receivable

	Consolidated

	09/30/2005	06/30/2005

Billed services	247,207	247,696
Unbilled services	99,720	100,594
Network use	230,812	177,940
Sales of handsets	187,226	182,525

	764,965	708,755

Allowance for doubtful accounts	(74,244)	(62,875)

	690,721	645,880

Page: 9

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

7 Inventories

	Consolidated

	09/30/2005	06/30/2005

Handsets	51,182	40,457
Accessories and kits for prepaid cards	1,928	1,668
TIM chips	5,538	3,874

	58,648	45,999

Provision for adjustment to realizable value	(7,869)	(8,337)

	50,779	37,662

8 Recoverable Taxes

	Consolidated

	09/30/2005	06/30/2005

Income tax	8,891	8,891
Social contribution tax	9	9
IRRF recoverable	230	186

	9,130	9,086

Current	(3,130)	(3,086)

Noncurrent	6,000	6,000

	Consolidated

	09/30/2005	06/30/2005

Income tax	14,797	17,807
Social contribution tax	2,106	2,782
State VAT (ICMS)	96,808	91,726
PIS / COFINS	19,311	21,072
IRRF recoverable	19,709	20,207
Others	1,786	1,572

	154,517	155,166

Current	(91,497)	(94,684)

Noncurrent	63,020	60,482

The noncurrent amount refers to ICMS on acquisitions of P,P&E.

Page: 10

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

9 Income and Social Contribution Taxes

Based on the expected generation of future taxable income, the Company and its subsidiaries recognize tax credits arising from tax losses from prior years, which have no expiration date. The use of these tax credits is limited to 30% of the annual taxable income.

Deferred income and social contribution taxes are comprised as follows:

	Parent Company

	09/30/2005	06/30/2005

Tax loss carryforwards - income tax	3,445	1,569
Tax loss carryforwards - social contribution tax	1,240	565
Provision for contingencies	1,038	1,026
Provision for pension plan	1,257	1,257
Profit sharing	240	105

	7,220	4,522

Current	(4,925)	(2,239)

Noncurrent	2,295	2,283

	Consolidated

	09/30/2005	06/30/2005

Goodwill paid on privatization	420,418	457,514
Provision for maintenance of integrity of equity	(277,475)	(301,958)

Tax credit from merger	142,943	155,556
Tax loss carryforwards - income tax	13,184	16,659
Tax loss carryforwards - social contribution tax	4,767	6,018
Depreciation of lease-free handsets	20,055	18,688
Allowance for doubtful accounts	25,242	21,378
Provision for contingencies	9,357	9,199
Accelerated depreciation of TDMA equipment	12,847	11,012
Provision for pension plan	1,257	1,257
Profit sharing	3,326	2,276
Other provisions	4,002	4,158

	236,980	246,201

Current	(129,855)	(119,745)

Noncurrent	107,125	126,456

Page: 11

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

9 Income and Social Contribution Taxes (Continued)

The deferred tax asset related to goodwill paid on privatization is related to the future tax benefit, as a consequence of the restructuring plan started in 2000. The matching account of the referred tax benefit is a special goodwill reserve in shareholders’ equity and is realized based on the estimated future profitability and the time of the concession, which is expected to terminate in 2008. The goodwill amortization is recorded as “Other operating expenses”.

In the quarter ended September 30, 2005, R$ 37,837 related to such goodwill were realized (R$ 37.837 in the same prior year period). Also under the terms of the restructuring plan, the effective tax benefit for each fiscal year will be subsequently capitalized in the name of the controlling shareholder. The minority shareholders are ensured preemptive right on acquisition of an amount proportional to the new capital of the controlling shareholder. The special reserve for goodwill recorded by the Company’s subsidiary represents the parent company’s right on future capitalization (see Note 20-b).

In accordance with projections made by the subsidiaries’ management, the noncurrent portion of deferred taxes will be realized as follows:

Consolidated

2006	24,949
2007	52,744
2008	29,432

107,125

Income and social contribution tax expenses are as follows:

	Parent Company		Consolidated

	09/30/2005	09/30/2004	09/30/2005	09/30/2004

Current income tax	-	3,194	(73,807)	(65,114)
Current social contribution tax	-	1,152	(26,663)	(23,842)

	-	4,346	(100,470)	(88,956)

Deferred income tax	2,612	(1,925)	2,205	995
Deferred social contribution tax	940	(693)	793	801

	3,552	(2,618)	2,998	1,796

	3,552	1,728	(97,472)	(87,160)

Page: 12

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

9 Income and Social Contribution Taxes (Continued)

The reconciliation between income and social contribution tax expenses calculated based on combined statutory rates, and the amount recorded in the income statement are as follows:

	Parent Company

	09/30/2005	09/30/2004

Income before income and social contribution taxes	278,206	199,360

Combined statutory rate	34%	34%

Income and social contribution taxes at combined statutory rate	(94,590)	(67,782)

(Additions)/Exclusions:
Equity pick-up	98,547	77,346
Others	(405)	(7,836)

	98,142	69,510

Income and social contribution taxes charged to net income for the period	3,552	1,728

Effective tax rate	-1.3%	-0.87%

Page: 13

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

9 Income and Social Contribution Taxes (Continued)

	Consolidated

	09/30/2005	09/30/2004

Income before income and social contribution taxes	373,102	316,297

Combined statutory rate	34%	34%

Income and social contribution taxes at combined statutory rate
	(126,855)	(107,541)

(Additions)/Exclusions:
Provision for integrity of equity	24,972	24,972
Exclusion of balances and provisions	4,516	-
Others	(105)	(4,591)

	29,383	20,381

Income and social contribution taxes debited to income for the
period	(97,472)	(87,160)

Effective tax rate	26.1%	27.6%

10 Related Party Transactions

The consolidated balances of related party transactions as of September 30, 2005 are as follows:

	Consolidated

	Assets	Liabilities	Income/Expenses

				Financial
				Income
	Receivables	Payables	Revenues	(Expense), net

TIM Celular S.A.	-	97	-	-
TIM Sul S.A.	2	3	-	(356)
TIM Nordeste Telecom S.A.	-	2	-	(246)

Total 09/30/2005	2	102	-	(602)

Total 06/30/2005 (09/30/2004
for income/expenses)	-	-	53	(928)

Page: 14

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

10 Related Party Transactions (Continued)

	Consolidated

	Assets	Liabilities	Income/Expenses

	Receivables	Payables	Revenues	Selling costs

TIM Celular S.A	21,154	31,199	68,692	(6,204)
Maxitel S.A	40	883	4	(1,121)
Blah!	457	2,786	-	(2,828)
IT Telecom Italia	-	6,579	-	-
Telecom Itália S.p.A.	-	-	-	(11)

Total 09/30/2005	21,651	41,447	68,696	(10,164)

Total 06/30/2005 (09/30/2004
for income/expenses)	10,270	51,629	124	(10,924)

Considering that licenses granted by Anatel overlapped with a license previously held by another TIM Group company, the authorization for long-distance services obtained by the subsidiaries of TIM Participações S.A. was cancelled in 2005. In order to make long-distance calls, the subsidiaries’ customers must now select the long-distance dialing code of any operator entitled to provide this type of service. Accordingly, the subsidiaries of TIM Participações S.A. no longer receive revenues from long-distance services and consequently do not incur the costs related thereto.

Beginning March 2005, TIM Celular S.A. – a TIM Brasil Group company – has become the only license holder in the Group able to provide long-distance services. Thus, the subsidiaries of TIM Participações S.A. have recorded the amounts billed to their customers for this service as Intercompany payables (“cobilling”).

Conversely, the subsidiaries of TIM Participações S.A. record as Intercompany receivables the revenues in connection with the fees for the use of the network (VU-M), received from the long-distance operator in the TIM Group for the calls made using their network.

In the quarter, TIM Participações' subsidiaries exceptionally sold handsets to TIM Celular S.A., in approximately amount of R$ 6 million, held in an arms-length basis including applicable taxes. It was done in order to optimize the excess of subsidiaries' inventory.

Page: 15

FEDERAL PUBLIC SERVICE
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ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

11 Judicial Deposits

	Consolidated

	09/30/2005	06/30/2005

ICMS - Agreement 69/98	2,280	11,964
Civil and labor claims	4,765	4,199
ICMS 5% tax rate difference recorded by Santa Catarina	11,779	11,779
Other tax claims	7,165	7,160

	25,989	35,102

During the third quarter of 2005, TIM Sul obtained a favorable court ruling in relation to the “ICMS – Convenio 69/98” in the State of Paraná, and was able to recover the related deposits.

12 Investments

	Parent Company

	09/30/2005	06/30/2005

Investments
Subsidiaries	2,707,700	2,593,386
Other	8,685	9,080

	2,716,385	2,602,466

Page: 16

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

12 Investments (Continued)

	09/30/2005

	TIM Nordeste
	Telecomunicações	Tim Sul
	S.A	S.A	Total

- Subsidiaries

Capital	535,995	1,001,243

Number of shares held	29,749,763,679	15,747,586,938

Total equity interest held	100%	100%
Voting capital held	100%	100%

Adjusted shareholders' equity	1,260,976	1,260,730

Net income for the half-year	141,549	142,168

Equity pickup	156,975	132,870	289,845

Investment value	1,260,976	1,260,730	2,521,706
Special reserve for goodwill	94,303	91,691	185,994

Investment value	1,355,279	1,352,421	2,707,700

- Others

Goodwill – cost	-	16,918	16,918
Goodwill - accumulated amortization	-	(8,233)	(8,233)

	-	8,685	8,685

Page: 17

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

12 Investments (Continued)

	06/30/2005

	TIM Nordeste
	Telecomunicações	Tim Sul
	S.A	S.A	Total

- Subsidiaries

Capital	533,979	1,001,243

Number of shares held	29,749,763,679	15,747,586,938

Total equity interest held	100%	100%
Voting capital held	100%	100%

Adjusted shareholders' equity	1,198,791	1,208,701

Net income for the half-year	91,151	90,139

Equity pickup	94,690	80,841	175,531

Investment value	1,198,791	1,208,701	2,407,492
Special reserve for goodwill	94,203	91,691	185,894

Investment value	1,292,994	1,300,392	2,593,386

- Others

Goodwill – cost	-	16,918	16,918
Goodwill - accumulated amortization	-	(7,838)	(7,838)

	-	9,080	9,080

Page: 18

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

12 Investments (Continued)

The special reserve for goodwill, recorded at TIM Nordeste Telecomunicações S.A. and TIM Sul S.A., represent the parent company’s rights in future capitalizations. Such tax benefits are related to the goodwill paid in the privatization of Tele Nordeste Celular Participações S.A., which after August 2004 was incorporated by TIM Participações S.A. (Note 2) and Tele Celular Sul Participações S.A. (prior denomination of TIM Participações S.A.). Such goodwill was recorded against special reserve for goodwill in the shareholders’ equity and is being realized according to the proportions which take into consideration estimated future income and the time of the concession, which is expected to terminate in 2008.

13 Property, plant and equipment

	Consolidated

		09/30/2005			06/30/2005

	Annual
	depreciation		Accumulated	Net	Net
	rate - %	Cost	depreciation	balance	balance

SMP exploration rights	20	43,527	(19,616)	23,911	26,171
Switching/transmission
equipment	14.29	2,623,603	(1,781,658)	841,945	829,427
Lease free handsets	50	196,537	(133,306)	63,231	63,266
Network infrastructure	33.33	337,371	(144,734)	192,637	184,331
Software and hardware	20	129,525	(81,442)	48,083	44,483
Assets for general use	10	35,310	(17,516)	17,794	16,975
Intangible assets	20	569,885	(289,207)	280,678	283,437

Assets and installations in
service		3,935,758	(2,467,479)	1,468,279	1,448,090

Land		6,396	-	6,396	6,390

Construction in progress		130,660	-	130,660	124,853

		4,072,814	(2,467,479)	1,605,335	1,579,333

Page: 19

FEDERAL PUBLIC SERVICE
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ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
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04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

13 Property, plant and equipment (Continued)

New technology implementation

In the second six-month period of 2003, the subsidiaries of TIM Participações S.A. started the implementation of GSM technology into their service network. as a complement to current TDMA technology. At September 30, 2005, no adjustment to the property, plant and equipment account was considered to be necessary, as a result of the new GSM technology implementation, as both technologies are to remain in operation at the companies through to 2008, at least. The assets related to TDMA technology have been subject to accelerated depreciation and must be fully depreciated by 2008.

14 Suppliers

	Parent Company		Consolidated

	09/30/2005	06/30/2005	09/30/2005	06/30/2005

Suppliers	744	2,713	473,475	358,829
Network use service	-	-	97,442	88,491

	744	2,713	570,917	447,320

The balance payable for network use services comprises: (i) use of the network of other fixed and mobile cell telephone operators, where calls are initiated in TIM network and end in the network of other operators; (ii) calls made when customers are outside their registration area, and are therefore considered a visitor in the other network (roaming); and (iii) calls made by customers when they choose another long-distance call operator – CSP (“cobilling”).

Page: 20

FEDERAL PUBLIC SERVICE
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ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
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04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

15 Loans and Financing

	Consolidated

	09/30/2005	06/30/2005

Foreign currency – United States dollar

Suppliers: bearing exchange rate variation and interest of 7.3% p.a. Subject
matter of a swap to CDI operation.	387	368

European Bank of Investment: financing in the amount of US$ 50.000.
bearing interest based on the 3-month Libor rate for deposits + 1.625% p.a subject matter of a hedging operation for which the rate is 100% of the
monthly variation of the inter-bank deposit certificate (CDI)	-	21,735

Local currency

Banco do Nordeste - financing subject to pre-fixed interest of 14% p.a subject matter of a hedging operation for which the rate is 69.8% and
75.75% of the CDI monthly variation to final maturity.	108,075	106,704

BNDES - National Bank for Economic and Social Development: this financing bears interest of 4% p.a plus variation of the TJLP (long-term interest rate) as disclosed by the Central Bank of Brazil. or of the
"UMBNDES" of the Basket of Currencies. The Basket of Currencies
financing was the subject matter of a swap to CDI operation.	27,229	32,071

	135,691	160,878

Current	(24,370)	(44,226)

Noncurrent	111,321	116,652

The BNDES loans are subject to certain covenants covering specific ratios. The Company complies with these covenants as of September 30, 2005.

Guarantees for these financing operations are as follows: Banco do Nordeste – bank guarantee by Banco Bradesco S.A., and BNDES – part of the income from mobile cell telephone service.

Subsidiaries entered into hedging transactions to protect against devaluation of the Brazilian currency (“real”) in relation to U.S. dollar. The hedge contract amount outstanding at the date of the quarterly information is a liability of R$ 5,190 (a liability of R$ 6,382 at June 30, 2005), and the contractual term is the same as that stipulated in the financing agreement.

Page: 21

FEDERAL PUBLIC SERVICE
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ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
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04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

15 Loans and Financing (Continued)

The noncurrent portion of loans and financings matures as follows:

Consolidated

2006	6,135
2007	13,609
2008	17,756
2009	17,723
2010	17,695
2011	17,671
2012	15,971
2013	4,761

111,321

16 Salaries and related charges

	Parent Company

	09/30/2005	06/30/2005

Salaries and fees	170	76
Social charges	287	123
Labor provisions	1,183	416
Employees retention	121	103

	1,761	718

	Consolidated

	09/30/2005	06/30/2005

Salaries and fees	1,906	1,867
Social charges	4,754	4,251
Labor provisions	19,696	15,221
Employees retention	956	1,034

	27,312	22,373

Page: 22

FEDERAL PUBLIC SERVICE
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ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
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04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

17 Taxes. Charges and Contributions

	Parent Company

	09/30/2005	06/30/2005

COFINS	-	486
PIS	-	106
Others	-	28

	-	620

	Consolidated

	09/30/2005	06/30/2005

ICMS	103,462	113,806
COFINS	7,312	7,873
PIS	1,584	1,707
FISTEL	2,321	5,042
FUST	1,024	1,325
FUNTTEL	512	662
IR and CSL	14,589	2,685
IRRF	85	79
Others	2,222	1,722

	133,111	134,901

Current	(121,477)	(118,267)

Noncurrent	11,634	16,634

The subsidiary TIM Sul S.A. entered into an agreement with the Paraná State to defer ICMS tax to be paid in 48 months, updated by FCA/PR. This benefit was granted by the State of Paraná under “Programa Paraná Mais Emprego”.

Page: 23

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

18 Concession Payable

	Consolidated

	TIM Nordeste
	Telecomunicações
	S.A	TIM Sul S.A	09/30/2005	06/30/2005

SMP exploration rights
Authorizations acquired	23,649	15,802	39,451	39,451
Payments	(21,166)	(15,802)	(36,968)	(36,968)
Monetary adjustment	5,341	3,777	9,118	9,086

	7,824	3,777	11,601	11,569

Current	(4,964)	(3,777)	(8,741)	(11,569)

Noncurrent	2,860	-	2,860	-

Monetary adjustment of balances payable is based on the General Price Index – Internal Availability (IGP-DI) variation, plus interest of 1% per month.

19 Provision for Contingencies

The Company and its subsidiaries are party to certain legal proceedings (labor, tax and civil) arising in the normal course of their business, and have recorded provisions when management understands that the risk of loss is deemed probable, based on the opinion of their legal advisors.

The provision for contingencies is comprised as follows:

	Parent Company

	09/30/2005	06/30/2005

Civil	200	180
Labor	2,852	2,839

	3,052	3,019

	Consolidated

	09/30/2005	06/30/2005

Civil	13,595	13,283
Tax	5,658	5,631
Labor	8,268	8,142

	27,521	27,056

Page: 24

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

19 Provision for Contingencies (Continued)

Civil contingencies refer to claims filed by former customers in connection with billing disputes. As well as claims for moral damages and other civil damages, while labor contingencies refer to claims filed by former employees and tax contingencies relate to tax audit of governmental agencies.

20 Shareholders’ Equity

a. Capital

At September 30, 2005, subscribed and paid-in capital were represented by shares without par value as follows:

	09/30/2005	06/30/2005

Number of common shares	299,610,631,068	299,610,784,928
Number of preferred shares	579,965,856,092	579,966,010,498

	879,576,487,160	879,576,795,426

b. Capital reserve

Special goodwill reserve

This reserve was set up during the corporate reorganization process in 2000. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, with new issuance of shares. The respective capital increase will be subject to preemptive rights of the minority shareholders, in proportion to their shareholdings, by type and class, at the time of new issuance, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission (CVM).

Page: 25

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

20 Shareholders’ Equity (Continued)

b. Capital reserve (Continued)

Reserve for future capital increase

In March 2005, capital increases were approved at the subsidiaries TIM Nordeste Telecomunicações S.A. and TIM Sul S.A. as a consequence of the capitalization of part of the special reserve for goodwill, as above mentioned. The period for the minority shareholders to exercise their preference rights expired in April 2005, when TIM Participações S.A. received R$6,401 from the shareholders that have exercised their preferential rights. When such amount was received, the exchange of shares mentioned in note 2b, in which the subsidiaries became wholly owned companies of TIM Participações S.A., and the related capital increases of the parent company had already been established. Thefore, the amount received from minority shareholders (now shareholders of TIM Participações S.A.) was recorded against Reserve for Future Capital Increase. Management intends to propose in a shareholders’ meeting the capitalization of such amount, without issuance of shares, in benefit of all shareholders.

c. Income reserves

Legal reserve

This refers to the 5% (five percent) of net income for every year ended December 31 to be applied to the legal reserve, which should not exceed 20% (twenty percent) of capital. Also, the Company may not set up the legal reserve when it exceeds 30% (thirty percent) of capital plus capital reserves. This reserve can be used only for capital increase or compensation of accumulated losses.

Unearned income reserve

At December 31, 2003, the Company set up an unearned income reserve originating from the portion of equity pickup to be financially realized, substantially represented by the capital reserve from income tax incentive set up by the subsidiary, which does not allow distribution by it, in the amount of R$ 49,807. Such reserve will be reversed by the Company when effectively earned or upon capitalization of the tax incentive reserve by the subsidiary.

In conformity with Law No. 10303/01, the reserve, amounting to R$ 18,838, was set up for the amount of compulsory dividends, which exceeded the realized portion of net income for the year.

Page: 26

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

20 Shareholders’ Equity (Continued)

c. Income reserves (Continued)

Reserve for expansion

This reserve was established as determined by CVM Instruction (IN) No. 59/86 to be used in the expansion of the Company’s network.

d. Dividends

Dividends are calculated in accordance with the Bylaws and Brazilian Corporation Law (“Lei das Sociedades por Ações”).

Based on its Bylaws, the Company shall distribute an amount equivalent to 25% of adjusted net income as minimum dividend every year ended December 31, provided there are funds available for distribution.

Preferred shares are nonvoting and enjoy priority on (i) the payment of capital at no premium, and (ii) payment of a minimum noncumulative dividend of 6% p.a. on the total obtained from dividing the capital stock representing this type of shares by the total number of the same class of shares issued by the Company.

In order to comply with the New Corporation Law, the Company’s bylaws were amended, including the First Paragraph of Section 10, which ensures the holders of preferred shares, every year, the right to receive stock dividends corresponding to 3% (three percent) of net earnings per share, based on the balance sheet most recently approved, whenever the dividend established according to this criterion exceeds the dividend calculated according to the criteria previously established, described in the preceding paragraph.

Page: 27

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

20 Shareholders’ Equity (Continued)

e. Stock option plan

On May 2, 2001, the Company’s shareholders approved a stock option plan with the following objectives:

(i) retain the services and opinions of key employees on which the Company depends respecting their judgment, initiatives and efforts;
(ii) provide key employees with a certain combination of compensation based on the Company’s market value increase; and
(iii) have general interests of key employees in line with the shareholders’ interests.

On April 26, 2005, the Company’s Board of Directors approved an R$2,006 increase in capital with the issuance of 595,198 lots of 1,000 preferred shares as a result of the exercise of options by 24 Company employees, as allowed by the Company’s stock option plan.

21 Net Operating Income

	Consolidated

	09/30/2005	09/30/2004

Revenues from telecommunications services
Subscription charges	203,505	279,884
Use charges	1,188,642	877,821
Network use	692,709	610,090
Long distance charges	32,797	141,187
Value Added Services – VAS	153,005	77,477
Others	43,547	22,931

	2,314,205	2,009,390

Sales of products	515,843	418,199

Gross operating revenues	2,830,048	2,427,589

Deductions
Taxes	(589,463)	(508,952)
Discounts	(114,678)	(97,171)
Others	(11,375)	(4,537)

	(715,516)	(610,660)

	2,114,532	1,816,929

Page: 28

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

22 Cost of Services Rendered and Goods Sold

	Consolidated

	09/30/2005	09/30/2004

Personnel	(20,459)	(16,216)
Third-party services	(54,374)	(40,857)
Interconnection charges	(261,716)	(251,669)
Depreciation and amortization	(280,121)	(246,093)
Telecommunications supervision fund	(2,992)	(2,402)
Others	(15,525)	(12,843)

Cost of services rendered	(635,187)	(570,080)

Cost of goods sold	(388,788)	(350,886)

Total cost of services rendered and goods sold	(1,023,975)	(920,966)

23 Selling Expenses

	Consolidated

	09/30/2005	09/30/2004

Personnel	(47,792)	(38,535)
Third-party services	(288,698)	(214,736)
Allowance for doubtful accounts	(90,226)	(82,457)
Telecommunications supervision fund	(91,080)	(67,963)
Depreciation and amortization	(36,270)	(33,562)
Others	(16,840)	(13,270)

	(570,906)	(450,523)

Page: 29

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

24 General and Administrative Expenses

	Parent Company

	09/30/2005	09/30/2004

Personnel	(4,039)	(12,051)
Third-party services	(6,708)	(3,712)
Depreciation and amortization	-	(892)
Others	(316)	(1,505)

	(11,063)	(18,160)

	Consolidated

	09/30/2005	09/30/2004

Personnel	(23,792)	(29,857)
Third-party services	(75,752)	(72,537)
Depreciation and amortization	(31,329)	(29,050)
Others	(9,561)	(10,974)

	(140,434)	(142,418)

25 Financial Income

	Parent Company

	09/30/2005	09/30/2004

Interest accrued on short-term investments	1,734	720
Monetary adjustment	231	374
Interest accrued on loans to related parties	-	76
Other income	178	506

	2,143	1,676

Page: 30

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

25 Financial Income (Continued)

	Consolidated

	09/30/2005	09/30/2004

Interest accrued on short-term investments	95,384	75,989
Monetary adjustment	5,760	6,823
Interest on accounts receivable	5,074	12,162
Foreign exchange variation	8,155	19,726
Other income	3,218	4,414

	117,591	119,114

26 Financial Expenses

	Parent Company

	09/30/2005	09/30/2004

Interest on borrowings from related parties	(602)	(1,178)
PIS/COFINS on financial income	(350)	(216)
Monetary adjustment	(17)	(107)
CPMF	(599)	(635)
Other expenses	(358)	(138)

	(1,926)	(2,274)

	Consolidated

	09/30/2005	09/30/2004

Interest on loans and financing	(7,706)	(1,712)
PIS/COFINS on financial income	(1,800)	(10,411)
Monetary adjustment	(658)	(1,619)
Interest on taxes and charges	(3,132)	(7,767)
CPMF	(12,394)	(10,255)
Discounts granted	(13,250)	(5,588)
Credit card administration charges	(11,772)	(5,521)
Foreign exchange variation	(10,241)	(22,736)
Other expenses	(2,980)	(4,190)

	(63,933)	(69,799)

Page: 31

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

27 Other Operating Income (Expenses)

	Parent Company

	09/30/2005	09/30/2004

Income
Reversal of provision for contingencies	458	-
Other operating income	1,907	1,019

	2,365	1,019

Expenses
Taxes. charges and contributions	(803)	(986)
Amortization of goodwill	(1,186)	(1,186)
Provision for contingencies	(868)	(2,394)
Losses on legal disputes	(301)	(659)

	(3,158)	(5,225)

	Consolidated

	09/30/2005	09/30/2004

Income
Telecommunication service fines	9,003	8,209
Reversal of provision for contingencies	1,716	3,200
Reversal of allowance for doubtful accounts	-	10,000
Other operating income	3,464	4,250

	14,183	25,659

Expenses
Amortization of goodwill paid on privatization	(37,837)	(37,837)
Amortization of goodwill	(1,186)	(1,186)
Amortization of concession	(6,971)	(6,361)
Provision for contingencies	(4,964)	(5,911)
Losses on legal disputes	(5,438)	(3,911)
Taxes	(15,727)	(2,300)

	(72,123)	(57,506)

Page: 32

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

28 Non Operating Income (Expense)

	Parent Company

	09/30/2005	09/30/2004

Income
Gain on change on interest in subsidiary	-	132

	-	132

Expenses
Loss on change on interest in subsidiary	-	(5,297)

	-	(5,297)

	Consolidated

	09/30/2005	09/30/2004

Income
Fixed asset disposals	2,067	1,741

	2,067	1,741

Expenses
Cost of investments disposed of	(3,900)	(637)
Loss on change on interest in subsidiary	-	(5,297)

	(3,900)	(5,934)

29 Financial Instruments

The Company and its subsidiaries carry out transactions involving financial instruments with the purpose of reducing their exposure to market, exchange and interest rate risks. Such risks are controlled by specific policies, the establishment of operating limits and strategies, and other techniques for monitoring the positions.

The estimated market value of financial instruments, mainly cash and cash equivalents, accounts receivable and short-term financial instruments approximates the accounting value because of the short maturity of such instruments.

At September 30, 2005, the Company and its subsidiaries invested their financial resources mainly in Interbank Deposit Certificates (CDI). There are no financial assets indexed to foreign currencies.

Page: 33

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

29 Financial Instruments (Continued)

Loans and financing

The fair values of loans and financing, determined through future cash flows and use of interest rates applicable to instruments of a similar nature, involve the same conditions and risks or are based on market quotations for these securities.

Limitations

The market values were estimated for a certain period based on significant market information. Changes in assumptions may affect significantly the estimates presented.

Risk factors

The risk factors affecting the Company and its subsidiaries instruments are the following:

(i) Exchange and interest rate risks

The exchange rate risk relates to the possibility of the Company and its subsidiaries computing losses resulting from fluctuations in exchange rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. The interest rate risk relates to the possibility of the Company and its subsidiaries computing losses resulting from hired fixed interest rate not reflecting current market conditions. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

At September 30, 2005, the subsidiaries’ loans and financing denominated in U.S. dollars and indexed to the “UMBNDES” exchange variance of a basket of currencies are covered by hedge contracts. The subsidiaries’ loans and financing subject to fixed interest rates are partly hedged. Income or loss resulting from these hedge contracts is charged to operating results.

Page: 34

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

29 Financial Instruments(Continued)

(ii) Credit risk inherent to services rendered

The risk is related to the possibility of the Company and its subsidiaries computing losses originating from the difficulty in collecting the amounts billed to customers. In order to mitigate this risk, the Company and its subsidiaries perform credit analyses that assist the management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the telephony ability in case customers fail to pay their bills.

(iii) Credit risk related to the sale of telephone sets and pre-paid telephone cards

The policy adopted by the Company’s subsidiaries for the sale of telephone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted during the normal course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and limits defined for orders placed by traders, the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with its commercial partners.

(iv) Financial credit risk

This risk relates to the possibility of the Company and its subsidiaries computing losses originating from the difficulty in realizing its short-term investments and hedge contracts. The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions.

There is no concentration of available resources in connection with work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the Company and its subsidiaries.

Page: 35

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

30 Pension Plan - TIMPREV

TIM Participações S.A. and its subsidiaries, have been sponsoring a private defined benefits pension plan for a group of employees of the former TELEBRÁS system, which is managed by Fundação Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

Considering that in 1999 and 2000 the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans per sponsoring company and maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Companies and their subsidiaries in 2002, like other companies resulting from the former TELEBRÁS system, started the creation of a pension plan for defined contributions meeting the most modern social security standards adopted by private companies and allowing the possibility of migration to this plan of the group of employees linked to SISTEL.

On November 13, 2002, the Brazilian Secretariat for Supplemental Pension Plans, through official ruling No. 1917 CGAJ/SPC, approved the statutes of the new pension plan, denominated Statutes of the TIMPREV Benefits Plan, defined contributions, which provide for new conditions for benefits granting and maintenance, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof.

Under the new plan, the contribution on the part of the sponsoring company shall be of 100% of the amount of the basic contribution on the part of participants, and the managing entity of TIMPREV shall ensure, on the terms and conditions of the approved plan statutes, the benefits listed below, not being held liable for granting any other, even if the government official social security adventitiously starts granting them to beneficiaries:

  Normal retirement pension
  Early retirement pension
  Disability pension
  Deferred proportional benefit
  Death pension

Page: 36

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

30 Pension Plan – TIMPREV (Continued)

However, as not all employees of the Company and its subsidiaries have migrated to TIMPREV plan, the pension and health care plans deriving from the TELEBRÁS system continue existing and are briefly set out below:

PBS: benefits plan of SISTEL for defined benefits, which includes the employees paying contributions to the plan (active) who participated in the plans sponsored by the companies of the former TELEBRÁS system;

“PBS Assistidos”: private pension plan for employees receiving benefits (inactive), for multi-sponsored benefits;

“Convênio de Administração”: for managing pension payment to retirees and pensioners of the predecessors of the subsidiary companies;

PAMEC: health care plan granted to pensioners of the predecessors of the subsidiary companies;

PBT: plan for defined benefits for pensioners of the predecessors of the company and its subsidiaries;

PAMA: health care plan for retired employees and their dependents, on a shared cost basis.

In accordance with the rules established by NPC-26 issued by the Institute of Independent Auditors of Brazil – IBRACON, as approved by CVM Deliberation No. 371, the actuarial position of these plans represents a surplus not recorded by the Company in view of the impossibility to recover such amounts and also considering that the amount of contributions will not be reduced for the future sponsor.

TIM Sul S.A. is the succeeding sponsoring company arising from the partial spin-off of Telecomunicações do Paraná S.A – TELEPAR, of the private pension supplementation plans introduced in 1970 under a Collective Agreement, approved by the Atypical Contractual Agreement entered into by said company and the Unions representing the professional categories then existing.

In the quarter ended September 30, 2005, the contributions to TIMPREV totaled R$207, being R$86 by Tim Nordeste Telecomunicações S.A. and R$121 by Tim Sul S.A. (R$237 by Tim Nordeste Telecomunicações S.A. and R$141 by Tim Sul S.A. in the same period in 2004).

Page: 37

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 09/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

31 Insurance (unaudited)

As of September 30, 2005, the Company and its subsidiaries have insurance cover against fire and sundry perils for inventories and fixed assets. Management considers the amounts sufficient to cover any losses, based on the risks and amounts involved.

32 Commitments (unaudited)

On the terms of the Authorization for Mobile Personal Service (SMP) Exploitation, the subsidiaries have committed to implement mobile personal telecommunications cover for the assigned area, on a phased basis, within the quality standards established by such authorization. Should said terms fail to be met, the subsidiaries are subject to penalties.

Anatel has brought administrative proceedings against the subsidiaries for noncompliance with certain quality service indicators in 2003 and 2004 as established by the licenses for Personal Mobile Service (SMP). The subsidiaries have claimed that noncompliance with certain quality indicators were mainly due to the migration from the Cellular Mobile Service (SMC) to the Personal Mobile Service (SMP), the change in the long-distance system, and the implementation of the GSM network. It is not possible to estimate the outcome of these claims at this point in time, but management does not believe that an unfavorable outcome will result in a material adverse impact on the subsidiaries’ financial position or the result of their operations.

Page: 38

A free translation from Portuguese into English of Quarterly
Financial Information prepared in Brazilian currency and in	Corporate Legislation
accordance with the accounting practices adopted in Brazil.	September 30, 2005

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - Federal Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21

02.01 - BALANCE SHEET - ASSETS (CONSOLIDATED) (IN THOUSANDS OF REAIS)

Code	Heading	09/30/05	06/30/05
1	Total assets	3.716.706	3.512.457
1.01	Current assets	1.876.243	1.685.482
1.01.01	Cash and cash equivalents	881.673	738.535
1.01.02	Accounts receivable	690.721	645.880
1.01.02 .01	Accounts receivable	690.721	645.880
1.01.03	Inventories	50.779	37.662
1.01.04	Other	253.070	263.405
1.01.04.01	Taxes and contributions recoverable	91.497	94.684
1.01.04.02	Deferred income and social contribution taxes	129.855	119.745
1.01.04.03	Dividends and interest on shareholders' equity	20.977	39.438
1.01.04.04	Other	10.741	9.538
1.02	Noncurrent assets	226.424	238.542
1.02.01	Sundry receivables	170.145	186.938
1.02.01.01	Deferred income and social contribution taxes	63.020	60.482
1.02.01.02	Taxes and contributions recoverable	107.125	126.456
1.02.02	Related parties	21.651	10.270
1.02.02.01	Affiliates	-	-
1.02.02.02	Subsidiaries	-	-
1.02.02.03	Other related parties	21.651	10.270
1.02.03	Other	34.628	41.334
1.02.03.01	Judicial deposits	25.989	35.102
1.02.03.02	Other assets	8.639	6.232
1.03	Permanent assets	1.614.039	1.588.433
1.03.01	Investments	8.704	9.100
1.03.01.01	In affiliates	-	-
1.03.01.02	In subsidiaries	-	-
1.03.01.03	Other investments	8.704	9.100
1.03.02	Property, plant and equipment	1.605.335	1.579.333
1.03.03	Deferred charges	-	-

A free translation from Portuguese into English of Quarterly
Financial Information prepared in Brazilian currency and in	Corporate Legislation
accordance with the accounting practices adopted in Brazil.	September 30, 2005

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - Federal Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21

02.02 - BALANCE SHEET - LIABILITIES (CONSOLIDATED) (IN THOUSANDS OF REAIS)

Code	Heading	09/30/2005	06/30/2005
2	Total liabilities and shareholders' equity	3.716.706	3.512.457
2.01	Current liabilities	833.932	737.760
2.01.01	Loans and financing	24.370	44.226
2.01.02	Debentures	-	-
2.01.03	Suppliers	570.917	447.320
2.01.04	Taxes, charges and contributions	121.477	118.267
2.01.05	Dividends payable	19.714	23.084
2.01.06	Provisions	-	-
2.01.07	Related parties	41.447	51.629
2.01.08	Other	56.007	53.234
2.01.08.01	Labor liabilities	27.312	22.373
2.01.08.02	Concession payable	8.741	11.569
2.01.08.03	Other liabilities	19.954	19.292
2.02	Noncurrent liabilities	157.033	164.039
2.02.01	Loans and financing	111.321	116.652
2.02.02	Debentures	-	-
2.02.03	Provisions	31.218	30.753
2.02.03.01	Supplementary pension plan	3.697	3.697
2.02.03.02	Provision for contingencies	27.521	27.056
2.02.04	Related parties	-	-
2.02.05	Other	14.494	16.634
2.02.05.01	Taxes, charges and contributions	11.634	16.634
2.02.05.02	Concession payable	2.860	-
2.03	Deferred income	-	-
2.04	Minority interests	-
2.05	Shareholders' equity	2,725,741	2,610,658
2.05.01	Capital	1,472,075	1,472,075
2.05.02	Capital reserves	192,081	185,680
2.05.03	Revaluation reserves	-	-
2.05.03.01	Own assets	-	-
2.05.03.02	Subsidiaries/affiliates	-	-
2.05.04	Income reserves	779,827	779,827
2.05.04.01	Legal reserve	77,017	77,017
2.05.04.02	Statutory reserve	-	-
2.05.04.03	Provision for contingencies	-	-
2.05.04.04	Unearned income reserve	18,838	18,838
2.05.04.05	Retained earnings	-	-
2.05.04.06	Special reserve for undistributed dividends	-	-
2.05.04.07	Other income reserves	683,972	683,972
2.05.05	Retained earnings	281,758	173,076

A free translation from Portuguese into English of Quarterly
Financial Information prepared in Brazilian currency and in	Corporate Legislation
accordance with the accounting practices adopted in Brazil.	September 30, 2005

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - Federal Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21

03.01 - STATEMENT OF INCOME (CONSOLIDATED) (IN THOUSANDS OF REAIS)

Code	Heading	From 07/01/2005 to 09/30/2005	From 01/01/2005 to 09/30/2005	From 07/01/2004 to 09/30/2004	From 01/01/2004 to 09/30/2004
3.01	Gross revenues	986,450	2,830,048	1,542,377	2,427,589
3.02	Deductions from gross revenues	(250,337)	(715,516)	(384,303)	(610,660)
3.03	Net revenues	736,113	2,114,532	1,158,074	1,816,929
3.04	Cost of goods sold and services rendered	(349,657)	(1,023,975)	(559,843)	(920,966)
3.05	Gross profit	386,456	1,090,557	598,231	895,963
3.06	Operating income (expenses)	(244,866)	(715,622)	(360,768)	(575,473)
3.06.01	Selling	(197,020)	(570,906)	(282,100)	(450,523)
3.06.02	General and administrative	(44,984)	(140,434)	(97,697)	(142,418)
3.06.03	Financial income (expenses)	19,257	53,658	36,118	49,315
3.06.03.01	Financial income	44,669	117,591	83,441	119,114
3.06.03.02	Financial expenses	(25,412)	(63,933)	(47,323)	(69,799)
3.06.04	Other operating income	7,144	14,183	20,187	25,659
3.06.05	Other operating expenses	(29,263)	(72,123)	(37,276)	(57,506)
3.06.06	Equity pickup	-	-	-	-
3.07	Operating income	141,590	374,935	237,463	320,490
3.08	Nonoperating result	(7,593)	(1,833)	(3,602)	(4,193)
3.08.01	Income	(5,456)	2,067	1,192	1,741
3.08.02	Expenses	(2,137)	(3,900)	(4,794)	(5,934)
3.09	Income before taxation and participations	133,997	373,102	233,861	316,297
3.10	Provision for income and social contribution taxes	(40,595)	(100,470)	(61,458)	(88,956)
3.11	Deferred income tax	3,393	2,998	(5,578)	1,796
3.12	Participations/statutory contributions	-	-	-	-
3.12.01	Participations	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest on shareholders' equity	-	-	-	-
3.14	Minority interests	-	(21,464)	(34,728)	(46,574)
3.15	Net income for the period	96,795	254,166	132,097	182,563
	Number of Shares (thousand)	879,576,487	879,576,487	702,505,239	702,505,239
	Earnings per Share	0.00011	0.00029	0.00019	0.00026

• Centro Empresarial Botafogo Praia de Botafogo, nº 300 - 13º andar 22250-040 - Rio de Janeiro - RJ - Brasil	• Phone: (5521) 2554-1400 Fax: (5521) 2554-1500 www.ey.com.br

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

INDEPENDENT AUDITORS’ SPECIAL REVIEW REPORT

The Board of Directors and Shareholders
TIM Participações S.A.

We have carried out a special review of the accompanying quarterly information (ITR) of TIM Participações S.A. and subsidiaries as of and for the three months ended September 30, 2005, which comprises the balance sheet (parent company and consolidated), the statement of income (parent company and consolidated), management’s discussion and analysis and relevant information prepared in accordance with accounting principles generally accepted in Brazil

We conducted our review in accordance with specific standards established by the Brazilian Independent Auditors’ Institute – IBRACON and the Federal Accounting Council, which consisted principally of (a) inquiries and discussion with the persons responsible for the accounting, financial and operating areas about the criteria adopted in preparing the quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company.

Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in the first paragraph in order for it to be in accordance with accounting principles generally accepted in Brazil and standards issued by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of the required quarterly information.

Rio de Janeiro, October 14, 2005.

ERNST & YOUNG
Auditores Independentes S.S.
CRC - 2SP 015.199/O -6 - F - RJ

Mauro Moreira
Accountant CRC-1RJ 072.056/O – 0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 27, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer